ICAP

7/23/2004

RECEIVED
SEC MAIL PROCESSING SECTION
JUL 26 2004
WASH. D.C. 155

04035815

FEDERAL EXPRESS

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 112975

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

22 July 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX NO: 020 7588 6057

Dear Sirs

ICAP plc AVS No: 112975
Scottish Widows Investment Partnership Limited

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO: 112975

All relevant boxes should be completed in block capital letters.

1. Name of company ICAP plc	2. Name of shareholder having a major interest SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **Notification of material interests of Scottish Widows Investment Partnership Limited. Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited are also deemed to be interested in these shares as, like Scottish Widows Investment Partnership, they are all companies within the Lloyds TSB Group of Companies.**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LETTER

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
5,478,966	0.95%	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 10P EACH	Not disclosed	22.07.04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
24,709,756	4.28%

14. Any additional information	15. Name of contact and telephone number for queries
	KATHRYN DICKINSON 020 7000 5782

16. Name and signature of authorised company official responsible for making this notification

Date of notification 22 July 2004

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED - PALADIGM V4.4.2 LIVE SYST

Page . . : 1

As At C08 . : 20-JUL-04

Holders breakdown - 3% Material Holdings where a movement has occurred

Produced at . . : 9:13:21 on 21-JUL-04

Sedol	Company Name	Stock Description	Total Fund Amount	Group Company	Fund	Registered Holder	Interest
3387216	ICAP PLC	ORD GBP0.10	3,134,000.000	SWIP	AALAA	STATE STREET NOMINEES LTD A/C XB72	Material
			2,226,146.000	SWIP	AALSU	STATE STREET NOMINEES LTD A/C XC5U	Material
			158,071.000	SWIP	AA2AA	STATE STREET NOMINEES LTD A/C XBY3	Material
			274,300.000	SWIP	AEQ	STATE STREET NOMINEES LTD A/C W36A	Material
			552,300.000	SWIP	ALIOI	STATE STREET NOMINEES LTD A/C W32L	Material
			68,472.000	SWIP	ALSPF	STATE STREET NOMINEES LTD A/C W3L2	Material
			1,749,204.000	SWIP	APEQU	STATE STREET NOMINEES LTD A/C W33H	Material
			1,992,195.100	SWIP	BHIAA	STATE STREET NOMINEES LTD A/C XBJ2	Material
			443,158.000	SWIP	BPIAA	STATE STREET NOMINEES LTD A/C XBJ3	Material
			2,708,000.000	SWIP	FEU	STATE STREET NOMINEES LTD A/C W3J3	Material
			50,190.800	SWIP	FCX	STATE STREET NOMINEES LTD A/C W3J8	Material
			75,204.400	SWIP	FSL	STATE STREET NOMINEES LTD A/C WJJ9	Material
			501,001.000	SWIP	GIEQU	STATE STREET NOMINEES LTD A/C XBP7	Material
			1,569,010.000	SWIP	GPS	STATE STREET NOMINEES LTD A/C XBY4	Material
			1,193,832.000	SWIP	GPSSU	STATE STREET NOMINEES LTD A/C XC5W	Material
			66,255.000	SWIP	I7P	STATE STREET NOMINEES LTD A/C W39Q	Material
			53,130.000	SWIP	LGOPS	STATE STREET NOMINEES LTD A/C XBY5	Material
			62,860.000	SWIP	LLEQT	STATE STREET NOMINEES LTD A/C W32Z	Material
			903,820.000	SWIP	LLFXL	STATE STREET NOMINEES LTD A/C W338	Material
			356,500.000	SWIP	NOL	STATE STREET NOMINEES LTD A/C W39N	Material
			894,700.000	SWIP	PEQ	STATE STREET NOMINEES LTD A/C W36U	Material
			561,200.000	SWIP	TSLTM	STATE STREET NOMINEES LTD A/C XBK6	Material
			15,806.090	SWIP	TSPIP	STATE STREET NOMINEES LTD A/C XBS8	Material
			4,512,726.000	SWIP	NOI	STATE STREET NOMINEES LTD A/C V39F	Material
			24,709,756.080				

End of Report: HED05032

JAMES HILL